SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month May 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

May 04, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event, which is in line with the information provided in the recent filing of Form 20-F on April 30, 2012:

On April 13, 2012, the Liquidators of Fairfield Sentry Limited and other Fairfield funds filed a complaint in the United States Bankruptcy Court for the Southern District of New York against ASB (The “Fairfield Complaint”).  On May 3, 2012, this Complaint was served at ASB Gran Cayman office. The Fairfield Complaint appears similar to other complaints the Fairfield Liquidators have filed in the Southern District Bankruptcy Court against other entities that invested in Fairfield funds and redeemed their accounts prior to Fairfield’s insolvency.  The Fairfield Complaint seeks recovery against ASB for amounts totaling $115,165,423.28 and redeemed prior to June 15, 2005, alleging various common law claims grounded in British Virgin Islands (“BVI”) law.

At present, all the actions by the Fairfield Liquidators in the Court of New York against other entities in the same situation as ASB have been stayed, pending resolution of litigation in the BVI, where a Court of Appeal is currently deciding whether the Fairfield Liquidators may recover proceeds from their investors.

ASB is currently evaluating the Fairfield Complaint with its lawyers, but ASB believes it has substantial defenses against the Fairfield Liquidators’ claims alleged in the Fairfield Complaint an intends to contest these claims vigorously.

Yours sincerely,

/s/ Guillermo Morales V.

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative